

February 17, 2011

Larry G. Gerdes
Chief Executive Officer
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, Georgia 30328

    Re: **Transcend Services, Inc.**
             Form 10-Q for the Fiscal Quarter Ended September 30, 2010
             Definitive Proxy Statement filed on Schedule 14A
             Filed November 9, 2010 and April 12, 2010
             File No. 0-18217

Dear Mr. Larry G. Gerdes:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ William H. Thompson

                    William Thompson
                    Accounting Branch Chief